# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: InnovAge Holding Corp., CIK 0001834376
CUSIP: 45784A104
Title of class of securities: Common stock, par value $0.001
Address of issuer's principal executive offices: 8950 E. Lowry Boulevard, Denver, Colorado (CO), 80230
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001844765

## Reporting persons
- TCO Group Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of common stock ("Common Stock") outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Ignite Aggregator LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Ignite GP, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Apax X GP Co. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Apax X EUR L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Apax X (Guernsey) USD AIV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Apax X USD L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Welsh, Carson, Anderson & Stowe XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Welsh, Carson, Anderson & Stowe XII Delaware, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Welsh, Carson, Anderson & Stowe XII Delaware II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- Welsh, Carson, Anderson & Stowe XII Cayman, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- WCAS XII Co-Investors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- WCAS Management Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- WCAS Co-Invest Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- WCAS XII Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- WCAS XII Associates Cayman, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.
- WCAS Co-Invest Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 101,076,555; sole dispositive power 0; shared dispositive power 101,076,555; aggregate amount beneficially owned 101,076,555 (74.08% of the class)
  Comment: The reported percentage is calculated based on 136,451,425 shares of Common Stock outstanding as of September 21, 2026 as reported on the Issuer's prospectus on Form 424B4 filed with the SEC on September 24, 2026.

## Item 1. Issuer
Name of issuer: InnovAge Holding Corp.
Address of issuer's principal executive offices: 8950 E. Lowry Boulevard, Denver, CO 80230

## Item 2. Person Filing
Name of person filing:
This Statement is filed by the entities listed below, all of whom together are referred to herein as the "Reporting Persons." Reporting Persons (ii) through (vii) are collectively referred to herein as the "Apax Entities" and (viii) through (xvii) are collectively referred to herein as the "WCAS Entities."

(i) TCO Group Holdings, L.P. ("TCO")

(ii) Ignite Aggregator LP ("Apax Investor")

(iii) Ignite GP, Inc. ("Ignite GP")

(iv) Apax X GP Co. Limited ("Apax X GP")

(v) Apax X EUR L.P. ("Apax X EUR")

(vi) Apax X (Guernsey) USD AIV L.P. ("Apax Guernsey")

(vii) Apax X USD L.P. ("Apax X USD")

(viii) Welsh, Carson, Anderson & Stowe XII, L.P. ("WCAS XII")

(ix) Welsh, Carson, Anderson & Stowe XII Delaware, L.P. ("WCAS XII-D")

(x) Welsh, Carson, Anderson & Stowe XII Delaware II, L.P. ("WCAS XII-DII")

(xi) Welsh, Carson, Anderson & Stowe XII Cayman, L.P. ("WCAS XII-C")

(xii) WCAS XII Co-Investors LLC ("WCAS XII-Co")

(xiii) WCAS Management Corporation ("WCAS Corp")

(xiv) WCAS Co-Invest Holdco, L.P. ("WCAS Co-H")

(xv) WCAS XII Associates LLC ("WCAS XII Associates")

(xvi) WCAS XII Associates Cayman, L.P. ("WCAS XII A-C")

(xvii) WCAS Co-Invest Associates LLC ("WCAS Co-A")

The Reporting Persons have entered into a Joint Filing Agreement, dated February 10, 2022, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The principal business address of TCO is 8950 E. Lowry Boulevard, Denver, CO 80230.

The principal business address of each of the Apax entities is c/o Apax Partners US, LLC, 601 Lexington Avenue, 58th Floor, New York, NY 10022.

The principal business address of each of the WCAS entities is c/o Welsh, Carson, Anderson and Stowe, 599 Lexington Avenue, Suite 1800, New York, NY 10022.
Citizenship: See response to row 4 on each cover page hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to row 9 on each cover page hereto. Such amount reflects the Reporting Persons' beneficial ownership as of the date of this Statement, which gives effect to dispositions by TCO that occurred after September 30, 2026 in connection with the underwriters' exercise of their over-allotment option relating to the underwritten public offering pursuant to the Issuer's Registration Statement on Form S-3 (File No. 333-297888).
Percent of class: See response to row 11 on each cover page hereto.
Sole power to vote or to direct the vote: See response to row 5 on each cover page hereto.
Shared power to vote or to direct the vote: See response to row 6 on each cover page hereto.
Sole power to dispose or to direct the disposition: See response to row 7 on each cover page hereto.
Shared power to dispose or to direct the disposition:
See response to row 8 on each cover page hereto.

TCO is the record holder of the shares of Common Stock of the Issuer reported herein. TCO is the investment vehicle of the Apax Entities and the WCAS Entities and other existing holders, including certain directors and members of management. Voting and dispositive power with respect to the Common Stock held by TCO is exercised by a committee of limited partners (the "LP Board"), pursuant to a delegation of authority from its limited partners. The LP Board is to be comprised of up to fourteen persons with four persons currently serving on the LP Board, including Thomas Scully and Sean Traynor (the "WCAS Designees") and Andrew Cavanna and Pavithra Mahesh (the "Apax Designees"). The LP Board exercises its voting and dispositive power by majority vote, so long as one WCAS Designee and one Apax Designee comprise the majority.

The limited partners of TCO may control the voting and dispositive power with respect to the Common Stock if each of the Apax Investor, WCAS XII, WCAS XII-D, WCAS XII-DII, WCAS XII-C, WCAS XII-Co, WCAS Corp and WCAS Co-H consent to a change to the delegation of authority described above.

Ignite GP serves as the general partner of the Apax Investor. The Apax Investor's partnership interests are held by Apax X GP on behalf of Apax X EUR, Apax X Guernsey and Apax X USD (collectively, the "Apax X Fund"). Apax X GP acts as the investment manager and is responsible for the decision-making on behalf of the Apax X Fund. The directors of Apax X GP are Simon Cresswell, Andrew Guille, Martin Halusa, Paul Meader and David Staples.

The general partner of each of WCAS XII and WCAS XII-DII is WCAS XII Associates. The general partner of each of WCAS XII-D and WCAS XII-C is WCAS XII A-C. The general partner of WCAS XII A-C is WCAS XII Associates. The managing members of WCAS XII Associates are Thomas A. Scully, Sean Traynor, Anthony deNicola, D. Scott Mackesy, Brian Regan, Michael Donovan, Christopher Hooper, Christopher Solomon, Edward Sobol, Gregory Lau, Frances Higgins, Nicholas O'Leary, Caroline Dechert, Ting Gu, Sydney Ouyang and Ryan Harper (collectively, the "WCAS GP"). The general partner of WCAS Co-H is WCAS Co-A. The managing members of each of WCAS XII-Co and WCAS Co-A is the WCAS GP. D. Scott Mackesy, Brian Regan and Michael Donovan comprise the board of directors of WCAS Corp.

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G and Section 13 of the Act.

Pursuant to Rule 13d-4 of the of the Act, neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (or members of their respective governing bodies), that it is the beneficial owner of any of the shares of Common Stock or other securities of the Issuer for the purposes of Section 13(d) of the Act, or for any other purpose.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT LIST

Exhibit A Joint Filing Agreement, dated as of February 10, 2022 by and among the Reporting Persons (incorporated herein by reference to the statement on Schedule 13G filed by the Reporting Persons on February 11, 2022).

## Signatures
- TCO Group Holdings, L.P.: /s/ Thomas Scully, Thomas Scully, President (11/05/2026)
- TCO Group Holdings, L.P.: /s/ Andrew Cavanna, Andrew Cavanna, President (11/05/2026)
- Ignite Aggregator LP: /s/ Andrew Cavanna, Andrew Cavanna, President of Ignite GP, Inc., its general partner (11/05/2026)
- Ignite GP, Inc.: /s/ Andrew Cavanna, Andrew Cavanna, Authorized Signatory (11/05/2026)
- Apax X GP Co. Limited: /s/ Andrew Guille, Andrew Guille, Authorized Signatory (11/05/2026)
- Apax X EUR L.P.: /s/ Andrew Guille, Andrew Guille, Authorized Signatory (11/05/2026)
- Apax X (Guernsey) USD AIV L.P.: /s/ Andrew Guille, Andrew Guille, Authorized Signatory (11/05/2026)
- Apax X USD L.P.: /s/ Andrew Guille, Andrew Guille, Authorized Signatory (11/05/2026)
- Welsh, Carson, Anderson & Stowe XII, L.P.: /s/ Thomas Scully, Thomas Scully, Authorized Signatory (11/05/2026)
- Welsh, Carson, Anderson & Stowe XII Delaware, L.P.: /s/ Thomas Scully, Thomas Scully, Authorized Signatory (11/05/2026)
- Welsh, Carson, Anderson & Stowe XII Delaware II, L.P.: /s/ Thomas Scully, Thomas Scully, Authorized Signatory (11/05/2026)
- Welsh, Carson, Anderson & Stowe XII Cayman, L.P.: /s/ Thomas Scully, Thomas Scully, Authorized Signatory (11/05/2026)
- WCAS XII Co-Investors LLC: /s/ Jennifer Martin, Jennifer Martin, Authorized Signatory (11/05/2026)
- WCAS Management Corporation: /s/ Jennifer Martin, Jennifer Martin, Authorized Signatory (11/05/2026)
- WCAS Co-Invest Holdco, L.P.: /s/ Jennifer Martin, Jennifer Martin, Authorized Signatory (11/05/2026)
- WCAS XII Associates LLC: /s/ Thomas Scully, Thomas Scully, Authorized Signatory (11/05/2026)
- WCAS XII Associates Cayman, L.P.: /s/ Thomas Scully, Thomas Scully, Authorized Signatory (11/05/2026)
- WCAS Co-Invest Associates LLC: /s/ Thomas Scully, Jennifer Martin, Authorized Signatory (11/05/2026)